October 15, 2021

DeCarlo McLaren Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On August 5, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Hedged Equity ETF (the “Fund”), filed post-effective amendment no. 21 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add a new series to the Trust. On September 21, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Fee Table

Comment 1. Please confirm that the costs associated with the purchase and redemption of creation units is excluded from the Fund’s fee table.

Response. The Registrant confirms that costs associated with the purchase and redemption of creation units is excluded from the Fund’s fee table.

Comment 2. Please include a completed fee table with the Registrant’s response letter.

Response. The Registrant has included a completed fee table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(2)	0.03%
Total Annual Fund Operating Expenses	0.53%

(1)	Other Expenses are estimated for the Fund’s initial fiscal year.
(2)	Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

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Principal Investment Strategies

Comment 3. With regard to the Fund’s strategy, please explain what percentage of the Fund’s assets will be invested in underlying ETFs and what percentage will be invested in derivative instruments. Please confirm that derivatives will be valued at mark to market for purposes of the Fund’s 80% test.

Response. The Registrant confirms that put and call option derivatives will be valued at mark to market for the purposes of calculating the Fund’s 80% test. The Registrant has revised the existing disclosure (added disclosure is underlined):

Equity Strategy

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities, primarily by purchasing exchange-traded funds (“ETFs”) that seek to track the investment results of the S&P 500 Index. The Fund typically invests at least 80% of the Fund’s portfolio in underlying ETFs. The adviser does not frequently trade ETFs but seeks to maintain consistent exposure to the S&P 500 Index.

Put/Spread Collar Strategy

The Fund also purchases and sells exchange traded put options and sells exchange traded call options in the execution of an option overlay strategy known as a “put/spread collar” strategy. Up to twenty percent of the Fund’s net asset value will be subject to the “put/spread collar” strategy. The options used are based either on the S&P 500 Index itself or ETFs that seek to replicate the S&P 500 Index (“S&P 500 ETFs”). This strategy seeks to provide investors with downside protection from the put options as well as income from the index call options in an effort to reduce the risk and volatility associated with typical long-only equity strategies.

Comment 4. With regard to the Fund’s put collar strategy disclosure, please revise the existing disclosure to explain in plain english what are put and call options and the meaning of strike price.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund also purchases and sells exchange traded put options and sells exchange traded call options in the execution of an option overlay strategy known as a “put/spread collar” strategy. The options used are based either on the S&P 500 Index itself or ETFs that seek to replicate the S&P 500 Index (“S&P 500 ETFs”). This strategy seeks to provide investors with downside protection from the put options as well as income from the index call options in an effort to reduce the risk and volatility associated with typical long-only equity strategies. If the Fund purchases a call option, the Fund has the right, but not the obligation, to buy a stock or other asset at a specified price (strike price) within a specific time period. If the Fund purchases a put option, the Fund has the right, but not the obligation, to sell a stock or other asset at a specified price (strike price) within a specific time period.

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Comment 5. With regard to the disclosure – “The put option spread is generally maintained so that the Fund is protected from a decrease in the market (as measured by the S&P 500 Index) of five to twenty percent. The options are reset on at least a quarterly basis to respond to current market conditions.” – please explain how the Fund utilizes the put collar strategy to protect investors from a market decrease of 5-20% and how the Fund determined the amount of percentage. Also, please provide examples of how the Fund’s use of put options protects the Fund’s portfolio in a market downturn and how such an approach might limit gains in another example.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund creates a put/spread collar by buying a put option on the S&P 500 Index or an S&P 500 ETF at a higher strike price and selling a put option on that index or ETF at a relatively lower strike price, resulting in what is known as a put option spread. At the same time, the Fund will sell a call option on the S&P 500 Index or an S&P 500 ETF. The Fund may determine to create more than one put/spread collar as Fund assets increase. The put option spread is generally maintained so that the Fund is protected from a decrease in the market (as measured by the S&P 500 Index) of five to twenty percent. The options are reset on at least a quarterly basis to respond to current market conditions. The adviser utilizes a five to twenty percent range in order to align with similar low volatility strategies. The put option spread is a strategic, persistent exposure meant to hedge against a portion of market declines. If the market goes down, the Fund's returns may fall less than the market because the adviser will sell or exercise the put options. The value of the Fund’s put options is expected to decrease in proportion to the decrease in value of the underlying assets, but the amount by which the Fund’s options increase or decrease in value depends on how far the market has moved from the time the options position was initiated and the relative strike prices of the purchased and sold put options.

Comment 6. With regard to the disclosure – “The put/spread collar seeks to protect the Fund against a decline in value, and its execution tends to be less expensive than a strategy of only purchasing put options.” - please quantify how less expensive and whether savings are passed on to the investor.

Response. The Registrant notes that it already discloses that premiums received from the Fund’s use of call options are designed to produce income for the Fund and offset premiums from the Fund’s put options.

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Comment 7. With regard to the Fund’s use of futures contract, please provide a plain english explanation of a futures contract.

Response. The Registrant has added the following disclosure (added text is underlined):

Use of Futures. In addition to the use of options in the put/spread collar strategy described above, the Fund may use future contracts (derivative contracts that obligate the buyer or seller to transact at a set price and predetermined time), primarily futures on indexes, to more effectively gain targeted equity exposure from its cash positions and to hedge the Fund’s portfolio if it is unable to purchase or write the necessary options for its overlay strategy.

Principal Investment Risks

Comment 8. With regard to the Fund’s Put/Spread Collar Strategy Risk, please expand on this risk and specify the risk that the put/spready collar strategy will not work particularly in comparison to an investment in a S&P 500 fund.

Response. The Registrant has revised the existing summary and statutory risk disclosure (added text is underlined):

Summary Risk Disclosure:

Put/Spread Collar Strategy Risk. The put/collar strategy used to seek to protect the Fund against a decline in value may not work as intended. The Fund’s collar strategy will consist of call options positions and long put options positions. By selling call options in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the S&P 500 ETFs above the exercise prices of such options. By purchasing put options in return for the payment of premiums, the Fund may be protected from a significant decline in the price of the S&P 500 ETFs if the put options become in the money, but during periods where the S&P 500 ETFs appreciate, the Fund will underperform due to the cost of the premiums paid and the increased value of call sold. Investors who purchase shares of the Fund when the Fund’s put/collar strategy is not active may experience different levels of downside protection and upside participation depending on market performance. In addition, the Fund’s ability to sell the securities underlying the options will be limited while the options are in effect unless the Fund cancels out the options positions through the purchase or sale of offsetting identical options prior to the expiration of the options. Exchanges may suspend the trading of options in volatile markets. If trading is suspended, the Fund may be unable to purchase or sell options at times that may be desirable or advantageous to do so, which may increase the risk of tracking error. The Fund’s returns will not match that of a fund that invests solely in securities listed on the S&P 500 index.

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Statutory Risk Disclosure:

Put/Spread Collar Strategy Risk. The put/collar strategy used to seek to protect the Fund against a decline in value may not work as intended. In addition, as described above, this strategy provides investors less downside risk when there is only a small decline in the price of the stock, and the strategy will not be effective in protecting the Fund from steeper declines. The Fund’s collar strategy will consist of call options positions and long put options positions. By selling call options in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the S&P 500 ETFs above the exercise prices of such options. By purchasing put options in return for the payment of premiums, the Fund may be protected from a significant decline in the price of the S&P 500 ETFs if the put options become in the money, but during periods where the S&P 500 ETFs appreciate, the Fund will underperform due to the cost of the premiums paid and the increased value of call sold. Investors who purchase shares of the Fund when the Fund’s put/collar strategy is not active may experience different levels of downside protection and upside participation depending on market performance. In addition, the Fund’s ability to sell the securities underlying the options will be limited while the options are in effect unless the Fund cancels out the options positions through the purchase or sale of offsetting identical options prior to the expiration of the options. Exchanges may suspend the trading of options in volatile markets. If trading is suspended, the Fund may be unable to purchase or sell options at times that may be desirable or advantageous to do so, which may increase the risk of tracking error. The Fund’s returns will not match that of a fund that invests solely in securities listed on the S&P 500 index.

Comment 9. The Staff notes that section 6 of article 5 of declaration of trust includes provisions that permit a shareholder to bring an action only if 1) makes a pre-suit demand upon the Board to bring the subject action and 2) shareholders holding at least 10% of shares of Trust join in the request. Please disclose this provision in the appropriate location in the prospectus and please revise the provision in the organizational document to state that the provision does not apply to claims arising under federal securities law. Please also disclose in an appropriate location in the prospectus and that the provision does not apply to claims arising under federal securities laws.

Response. The Registrant has added the following disclosure to the “Management” section of the Fund’s SAI.

The Trust’s Agreement and Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration provides a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. If the demand is rejected, the complaining shareholder must reimburse the Fund. The foregoing summary of the derivatives claims process is qualified in its entirety by the Declaration, which is incorporated herein by reference.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger